

March 9, 2006

Kimberly A. Springsteen
President
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th floor
Clearwater, FL 33755

> **Re:** **Commonwealth Income & Growth Fund VI**
> **Registration Statement on Form S-1**
> **Filed February 10, 2006**
> **File No. 333-131736**

Dear Ms. Springsteen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Since Fund I and II have commenced liquidation last year, revise disclosure throughout the prospectus to disclose this and the general partner's track record for returns on these investments.

2. We assume that when you print the prospectus, you will use the correct font size. It is difficult to determine from the EDGAR version of the prospectus provided as a courtesy copy whether you are using the correct font size.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Kimberly A. Springsteen
Commonwealth Capital Securities Corp.
March 9, 2006
Page 2

<u>Cover Page</u>

4. The offering terms at the top of the page should refer only to the minimum
    amount needed to break escrow.

5. On the cover page, the summary and the risk factors sections, please revise the
    risk factors as follows:

    • Revise the second risk factor to reflect that all or a <u>substantial</u> portion of the
      cash distributions investors receive from you will be a return of capital. Delete
      the language after the comma, since it appears to qualify this language and,
      instead, disclose that this means it is a return of an investor's initial
      investment.
    • Clarify in the third risk factor that the assets are technology equipment, will be
      fully depreciated in five years or less and likely have no residual value. We
      note your disclosure on page 53.
    • Revise the fourth risk factor to reflect that investors must rely solely on the
      general partner for management.
    • Revise the penultimate risk factor to indicate, if true, that all your funds have
      incurred losses each year of the partnerships and that two of your funds are in
      liquidation.
    • Add a risk factor that you have not specifically identified investments. As a
      result, investors cannot evaluate the risks of, or potential returns from, any
      investments.
    • Add a risk factor that you may engage in transactions with affiliates and that
      your affiliate and underwriter, Commonwealth Capital Securities, will receive
      commissions in connection with the offering.
    • Add a risk factor that the offering may be open for two years until you raise
      the minimum amount.

6. The cover page contains significant text that results in obscuring the information
    intended to be highlighted. Please shorten footnote (1). Also revise footnote (2) in
    Plain English.

7. Disclose whether interest will be paid to investors when they are admitted to the
    partnership and if their subscription is rejected, whether their investment will be
    returned with interest and without deduction.

<u>Investor Suitability Standards, page 1</u>

8. Please disclose the methods you will employ to assure adherence to the suitability
    standards and discuss the factors pertaining to the need for these standards.

9. Please add disclosure in this section that investors should not invest funds unless they can afford to have those funds tied up for at least ten years.

Prospectus Summary, page 6

10. Please provide cross-references to the more detailed disclosure contained in the prospectus.

11. Beginning on page 9, please delete the section "Distributions are Expected to be Made Quarterly," up to the Risk Factors section. This information appears later in the prospectus and is not appropriate for the summary section.

Our Company, page 6

12. Please describe the depreciation method to be used.

13. Please state the maximum leverage expected to be used by the partnership.

14. Please disclose the life of the partnership and the possibility that it may be renewed or extended. Disclose how this period can be extended and for how long. Disclose whether any vote is required to extend the life of the partnership.

Risk Factors, page 6

15. Please also include the leverage, prior performance history, and tax risk factors, as set forth on the cover page, but provide slightly more detail.

16. Please list all risk factors in the order of materiality.

17. Please clarify that you do not intend to list the partnership interests in any securities market and disclose whether you intend to assist in the development of a secondary market or provide qualified matching services. To the extent that you provide qualified matching services, please consider the implications of Section 5 of the Securities Act as discussed in Section IV of Release 33-6900.

Estimated Use of Proceeds, page 8

18. The summary section should provide investors with a clear, concise and coherent snapshot description of the offering. Please shorten and revise the footnotes following the table in plain English.

19. Prominent disclosure should be made of the percentage of an investment that will actually be available for investment after the deduction of all front-end fees, commission, expenses and compensation. See Release 33-6900. Therefore, please reflect the equipment acquisition fees, leverage fees and reserves in calculating

the net proceeds available for investment. Please revise throughout the prospectus, including the cover page, the change in the percentage of the offering proceeds available for investment reflecting this comment.

20. Please add the total amount of leverage the partnership may use to the Use of Proceeds table. Please also disclose that the more leverage that is used, the more acquisition fees and other associated fees would be generated for the general partner.

21. Please revise the disclosure in footnote (4) in plain English. For example:
    - Explain what you mean by "triple-net" basis.
    - It is unclear whether you intend to establish reserves. Please clarify.
    - Please disclose the leverage fees associated with the Com Cap Corp loan and the range of the loan.

Compensating Our General Partner and its Affiliates, page 9

22. Please revise the last bullet point in plain English and provide some examples of how the general partner can affect the amount of cash available for distribution and how much it will be compensated. For example, explain what you mean when you refer to:

    - competitive sale commission,
    - subordinating the payment,
    - capital contribution plus a cumulative return.

23. Since you have not identified any specific investments for the net proceeds, it appears that it is inappropriate to make reference to the 10% annual return in the prospectus. Please delete throughout the prospectus, such as on page 37. See Item 10.C of Industry Guide 5.

Risk Factors, page 11

24. Provide the information investors need to assess the magnitude of the risks. For example:

    - In the second risk factor, provide an example showing that only a portion of the proceeds will be available to purchase equipment and that technology equipment will depreciate.
    - Briefly disclose and provide an example of the fees to be paid to the general partner, under "We pay significant fees . . . ." on page 12.
    - Describe the issues related to Fund I under "If we are unable to arrange promptly for the release . . . ." on page 9.

25. In this section you state that you cannot give assurances of a particular outcome. The real risk is not the lack of assurance, but rather, for example that you will not be able to pay cash distributions. Please revise all risk factors to state the actual risk.

You may be liable for partnership obligations if you take an active part … page 14

26. Please make clear in this risk factor that the limited partners' liability would not be limited to what they invested and that their personal assets, beyond what they invested, could be at stake.

You may be obligated to return distributions . . ., page 15

27. Please revise in plain English and briefly disclose the circumstances under which investors would need to return distributions.

We have not yet identified all of our investments . . . , page 15

28. Clarify that there could be a substantial delay before the proceeds of the offering are invested, which would delay any return on investment to investors. Disclose that you have up to three years to purchase equipment.

Our sponsor, Commonwealth Capital Corp., depends upon the profitability . . , page 16

29. Please quantify the tax effect on investors if you were treated as an association taxable as a corporation.

Tax Risks, page 17

30. Disclose that an audit of the partnership's information return by the IRS could result in an audit of the investor's individual tax return.

31. Please disclose that some distributions are a return of capital and the tax consequences that may have.

Tax benefits associated with an investment in units could be lost… page 19

32. Please briefly describe the potential tax benefits of investing in the units that could be lost.

Investment in CIGF6 by certain benefit plans . . ., page 19

33. Please revise in plain English.

Management, page 19

34. Since the proceeds of the offering have not been committed to a specific investment, please confirm in this section, if true, that the management listed will be the individuals responsible for making investment decisions for the partnership.

35. Briefly describe in this section how the partnership agreement would allow for a change in the management of the partnership.

Committees of our Board of Directors, page 22

36. Please clarify whether you currently have any existing committees and, if so, the names of the members of the committees.

Responsibilities of the General Partner, page 22

37. Please clarify whether the partnership agreement modifies any state-law fiduciary standards. If so, compare the state-law fiduciary standards with the standards as modified by the partnership agreement. Discuss any specific benefits and detriments to the general partner resulting from such modifications.

Investment Objectives and Policies, page 24

Principal Investment Policies, page 24

38. Please describe in greater detail the commitments you have entered into for the acquisition, financing, or leasing to third parties of equipment.

Borrowing Policies, page 27

39. Please disclose whether you have entered any commitments or arrangements with potential lenders.

Liquidation Policies, page 28

40. Please describe how the residual value is determined and how it compares to depreciated book value.

Compensation to the General Partner and Affiliates, page 31

41. Please add the total amount of leverage the partnership may use under the Debt Placement Fee.

Conflicts of Interest, page 35

42. Briefly describe the provisions of the partnership agreement that protect the interest of investors when conflicts arise.

43. Please clarify how actions taken by the general partner will affect the cash available for distribution to limited partners.

44. Disclose whether the general partner has the authority to invest the partnership's funds in other partnerships/funds where the general partner or an affiliate is the manager or has an interest.

Prior Offerings by Affiliates, page 37

45. Please break the first paragraph into smaller paragraphs so that it is easier to read.

46. Throughout this section, the language referring to annual distributions or returns appears to imply that investors are receiving returns on capital. Please revise to indicate this is return of capital. In addition, please clarify what is meant by "anticipated" returns or distributions.

47. Disclose whether you have distributed any funds to limited partners in connection with the liquidation of Funds I and II.

48. For each fund, disclose the amount and source of financing used to purchase equipment.

Sales Material, page 71

49. Please confirm supplementally that you have used no sales material not reviewed and cleared by the staff. Please provide us with copies of all sales materials and note that any materials will be subject to our review prior to effectiveness. This obligation is not terminated upon effectiveness of the registration statement.

50. Please disclose that sales literature is required to present a balanced discussion of the risks and rewards of investing in the partnership.

Commonwealth Income & Growth Fund, Inc. Financial Statements

Note B – Summary of Significant Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-8

51. You determined that the income funds meet the definition of a variable interest entity, but they do not meet the criteria for consolidation. Please tell us how you

concluded that the income funds meet the scope exception requirements set forth in paragraph 4 of FIN 46R.

Table II

52. Please include the underwriting fees.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

53. Disclose the number of units sold.

Exhibit 8.1

54. Please file a signed and dated opinion of counsel.

Exhibit 10.2 - Subscription Escrow Agreement

55. We note that the offering terminates on the second anniversary date of the effective date of the registration statement, but the agreement does not reflect this. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael B. Pollack, Esq.
       Reed Smith LLP
       2500 One Liberty Plaza
       Philadelphia, PA 19103